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Exhibit 12.1

Blount International, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31
	1999	2000	2001	2002	2003
	(Dollars in millions)
Earnings:
Pre-Tax Income (Loss) from Continuing Operations	(63.0)	(19.8)	(58.9)	(9.3)	11.2
Fixed Charges	45.3	100.2	96.4	72.7	70.3

Total Earnings	(17.7)	80.4	37.5	63.4	81.5
Fixed Charges:
Interest Expense	44.8	99.7	95.9	72.2	69.8
Interest on Rentals	$0.5	$0.5	$0.5	$0.5	$0.5

Total Fixed Charges	$45.3	$100.2	$96.4	$72.7	$70.3
Ratio of Earnings to Fixed Charges	—	—	—	—	1.16
Deficiency of Earnings to Fixed Charges	(63.0)	(19.8)	(58.9)	(9.3)	—

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Blount International, Inc. Computation of Ratio of Earnings to Fixed Charges